LAWLER & ASSOCIATES

a professional law corporation

41877 Enterprise Circle N., Suite 220

Temecula, California, 92592

Telephone: 951-506-8888

Facsimile: 951-506-8877

W. SCOTT LAWLER, ESQ.

      Admitted in California

May 17, 2006

Mr. Tom Jones- Examiner

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:

Sun World Partners, Inc. (the "Company")

Amendment No. 1 to Registration Statement on Form SB-2

File No. 333-132472

Dear Mr. Jones:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 1 to Sun World Partners, Inc.’s registration statement on Form SB-2.  The electronic copy of this Amendment No. 1 was filed via Edgar, with a submission date of May 17, 2006.

Below are the comments from your comment letter regarding Sun World's Form SB-2, each followed by Sun World’s responses thereto.

Prospectus

Comment

1.

Please avoid reliance on defined terms like those in parentheses and quotation marks.  If the terms are clear from context, the definitions are unnecessary.  If the terms are unclear in context, please revise for clarity.

Response

We have reviewed the prospectus and deleted defined terms and revised any context that may have required revision.

Table of Contents, page 3

Comment

2.

Please remove the caption “Sun World Partners, Notes to the Financial Statements, November 30, 2005 and 2004” included at the bottom of this page.

Response

We have removed the caption “Sun World Partners, Notes to the Financial Statements, November 30, 2005 and 2004” from the bottom of this page.

Summary, page 4

Comment

3.

It appears from the last risk factor on page 5 that the proceeds from this offering will be insufficient for expansion beyond one additional location.  If true, please revise the penultimate sentence of the first paragraph of the summary to revise the implication to the contrary.

Response

We have revised our disclosure under Item 3 “Summary Information and Risk Factors- The Company” to identify that the proceeds from this offering will be insufficient for expansion beyond one additional location.  We have also made any additional revisions throughout the document to ensure that this is clearly stated.

Comment

4.

Please disclose in the summary the location of your current store and your planned second store.

Response

We have disclosed in the summary under Item 3. “Summary Information and Risk Factors – the Company” the location of our current store and we have clarified the fact that we have not yet determined a location for our second store and will commence sourcing a location for the second store once at least 25% of  our prospectus offering is completed.

Risk Factors, page 6

Comment

5.

Please add a risk factor to highlight the foreign currency risk you face in your operations.

Response

The Company has added the risk factor requested by this comment on page 9.

Broker-dealers may be discouraged from effecting transactions… page 7

Comment

6.

Please tell us the basis for your statement in the first full paragraph on page 7 regarding the exemption from the penny stock rules for established customers and individual accredited investors.

Response

The Company has deleted the statement referred to in this comment under “Risk Factors – “Broker dealers may be discouraged from effecting transactions….”

Comment

7.

Please include a prominent risk factor to indicate that the Bulletin Board may be quoting a price that is lower than the $0.10 price at which you are offering your securities.  Also indicate that investors may negotiate a lower price from existing shareholders when those shareholders are eligible to sell their shares.

Response

The Company has added risk factors to address the issue stated in this comment under “Risk Factors – If a Market for our Stock Develops, the price quoted…..”

We intend to become subject to the periodic reporting requirements, page 7

Comment

8.

Please clarify whether you will register your common stock under the Exchange Act.

Response

The Company has clarified that it will register its common stock under the Exchange Act of 1934 under the risk factor “We intend to become subject to the periodic reporting…..”

Use of Proceeds, page 9

Comment

9.

Following the first table, you describe a proceeds category called “Computer and Office.”  However, that category does not appear in the table.  Please explain.

Response

The category called “Computer and Office” was intended to be part of the category called “Point of Sale Inventory & Control System”.  We have deleted the reference to “Computer and Office.” found under Item 4. “Use of Proceeds”.

Comment

10.

With a view toward disclosure, please tell us why the table regarding your Use of Proceeds for an offering that is 25% complete differs from the disclosure in the table on page 23 regarding the minimum funds required for your business plan.

Response

We have corrected the disclosure under “Item 17- Management’s Discussion and Analysis or Plan of Operation – under the heading Expenditures” to be consistent with the correct Use of Proceeds, found on page 11.

Payment on Outstanding Loans, page 10

Comment

11.

With a view toward disclosure, please tell us who issued the loan.  Also tell us when the loan was issued.

Response

We have included disclosure as to the issuer of the loan and the date of issuance under “Item 4 – Use of Proceeds - Payment of Outstanding Loans.”

Determination of the Offering Price, page 11

Comment

12.

Please clarify how the factors you cite caused you to conclude that the offering price would be $0.10 per share.

Response

We have clarified and provided disclosure as to the factors which determined the offering price would be $0.10 per share under “Item 5, Determination of Offering Price.”

Dilution, page 12

Comment

13.

The table detailing dilution to investors should use the same percentages applied in the “Use of Proceeds” table on page 11.  Please revise.

Response

We have revised the table detailing dilution to investors found under “Item 6 Dilution” to use the same percentages applied in the “Use of Proceeds” table.

Plan of Distribution, page 12

Comment

14.

Please reconcile your statement regarding performance of substantial duties with the risk factor on page 6 regarding inability to devote time to the company.

Response

The Company has deleted the risk factor referenced in this comment as it believes that it is not accurate, for the following reasons. With regards to the Company’s directors, all of the directors are available to attend meetings of the Board of Directors. With regards to the Company’s officers, Mrs. Coonfer devotes all of her time to Sun World and its subsidiary Tiempo. The Company’s other officer, Mr. Coonfer, spends sufficient time to fulfill all bookkeeping, accounting and financial duties of Sun World and Tiempo.

The Company has also revised the discussion of the involvement of the officers in this offering under “Item 8 – Plan of Distribution”; Mr. Shaun Thorburn’s involvement in the offering will be limited to written communications and responding to written communications and will rely on subparagraph a.4.iii of Rule 3a4-1.

Comment

15.

We note your reference on page 12 to subscription checks.  Please file all subscription documents as exhibits.  Also clarify when investors will become shareholders of your company.

Response

The Company has filed with this Amendment No. 1 a copy of the form of subscription agreement that it will be using.  We have revised our disclosure under “Item 8 – Plan of Distribution” to identify when the investors will become shareholders of the company.

Principal Products and Services, page 17

Comment

16.

Please briefly describe your lighting products.

Response

We have revised our disclosure in this section to briefly describe our lighting products under “Principal Products and Services”.

Competition, page 18

Comment

17.

Please tell us the basis for your statement that there are no retailers that specialize solely in products from Mexico in the Calgary area.  If there are others who sell primarily products from Mexico, please describe this competition.  Also clarify the relevance of your statements regarding competition that specializes solely in products from Mexico given your disclosure in the next section that you do not specialize solely in products from Mexico.

Response

We have revised this section to explain the basis for our statement that no retailers specialize solely in products from Mexico in the Calgary area.  We are not aware of any retailers that sell primarily products from Mexico based on our review of the market place.  We have deleted the word solely from our disclosure in the next section and inserted the word “predominately” to better describe our business under “Competition and Competitive Strategy”.

Sources and Availability of Products and Supplies, page 18

Comment

18.

Please disclose the terms of the buying arrangement mentioned on page 8.  File the agreement as an exhibit.

Response

We have amended the disclosure under “Risk Factors – Currently, the majority (80%) of our inventory…..” and the disclosure under “Sources and Availability of Products and Supplies” to more accurately describe the risk factor.  We do not have buying arrangements and we do not have any agreements with any of our suppliers.

Patent, Trademark, page 19

Comment

19.

Disclose the name under which your retail location operates, and explain how you have protected that name from misuse by others.  Add appropriate risk factors.

Response

We have disclosed the name under which our retail location operates and provided an explanation as to protection of the name from misuse by others under “Patent, Trademark, “  We have added a new risk factor at the end of the Risk Factors section under “Our tradename, Tiempo” regarding the lack of protection presently afforded the company.

Employees, page 20

Comment

20.

Reconcile the disclosure regarding the number of employees on page 5 and 20.

Response

We have reconciled the disclosure regarding the number of employees under “Summary Financial Information for the fiscal years ended May 31, 2004……” and in the section “Employees”.

Comment

21.

Please discuss, if applicable, the material terms of your written employment agreement with Mrs. Coonfer.

Response

We do not have a written employment agreement with Mrs. Coonfer and we have disclosed this fact in this section “Employees”.

Forward Looking Statements, page 20

Comment

22.

It is unclear why the second sentence of this section refers to Tiempo rather,  than Sun World Partners.  Please review the disclosure throughout your document to ensure that you are referring to the appropriate entity.  For example, we note the reference in the second paragraph on page 26 to Tiempo common stock.

Response

We have amended the references under “Forward Looking Statements” and “Rule 144 Shares to Sun World.  We have reviewed the disclosure throughout our document to ensure that the proper entity is referred to.

Comment

23.

Please tell us why you believe it is appropriate to include disclosure that you believe is “most likely to differ materially” from actual results.

Response

We have reviewed and revised our disclosure under “Forward Looking Statements” in regard to this item to more appropriately describe differences that may occur between actual and projected results.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Comment

24.

Please discuss the reasons for the changes in product sales in each period.  For example, did you begin offering additional products or new styles.  Did you have a sales promotion?  What were the terms?

Response

We have added a discussion of the reasons for the changes in product sales in each period in this section under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Comment

25.

Discuss the reasons for your changes in gross margin.

Response

We have discussed the reasons for our changes in gross margin in the fifth paragraph of this section under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Comment

26.

Please avoid mere repetition of numbers from your financial statements.  For example, we note your reference to wages and administrative expenses in the six-month period.  Rather, please discuss and analyze these developments.  Before revising your disclosure, please carefully review Release 33-8350 (December 19, 2003) available on our web site at http://www.sec.gov/rules/interp/33-8350.html

Response

We have reviewed Release 33-8350 (December 19, 2003) and have revised our disclosure for both the fiscal year ends and the nine month period under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Comment

27.

Please discuss the trends affecting your foreign currency adjustments.

Response

We have included a discussion of the trends affecting our foreign currency adjustments under “Trends”.

Comment

28.

Please describe briefly the GST payable.  We note the disclosure on pages F-2 and F-9.

Response

We have amended the description on pages F-2 and F-9 of the financial statements to describe GST payable as goods and services tax payable.  We have also included a description of goods and services tax on page F-14 of the notes to the financial statements.

Liquidity

Comment

29.

Please clarify why you are describing 2005 benchmarks as “anticipated” benchmarks.

Response

We have revised this disclosure from 2005 to 2006 under “Liquidity”.

Comment

30.

Please discuss the basis for your statement on the prospectus cover that you presume that a public securities offering will be more successful than a private equity offering or debt financing.

Response

In the second paragraph of this section under “Liquidity”, we have discussed the basis for our presumption that a public securities offering will be more successful than a private equity offering or debt financing.

Comment

31.

Please discuss whether you have sufficient capital to maintain your current operations if this offering were unsuccessful.  Include both a short term and long term (greater than 12 months) discussion.

Response

We have provided both a long term and short term discussion as to our ability to maintain our current operations if this offering were unsuccessful under “Liquidity”

Comment

32.

Please describe the limitations and effect of section 5.09(b) of your May 2005 share exchange agreement.

Response

Section 5.09(b), as well as all of Article V, is a representation from Sun World to the shareholders of Tiempo that once the transaction is consummated is no longer an ongoing obligation. The purpose of the representation was to give the Shareholders comfort that the financial condition of Sun World would not be materially altered pending the closing of the Share Exchange Agreement. Therefore, this section poses no current or ongoing limitations on Sun World.

Milestones, page 22

Comment

33.

Please reconcile your statement that you would begin securing a second location immediately after you raise 25% of the proceeds with your subsequent statement that these activities will take place in the second and third month after closing of the offering.

Response

We have clarified our statement in regard to securing a second location throughout the document to disclose that we plan to start sourcing a second location after we have raised 25% of the proceeds of the offering under “Milestones” and throughout the document.

Certain Relationships and Related Transactions, page 25

Comment

34.

Please tell us why this section does not discuss the loan payable to one of your shareholders.  We note disclosure on page F-15.

Response

We have revised the disclosure in the section “Certain Relationships and Related Transactions” to better describe the loan.

Comment

35.

Please tell us why this section does not describe the shares exchange between Sun World and Tiempo.  It appears that, at the time of the transaction, the companies were related parties.

Response

We disclosed the share issuance to the principals of Sun World and Tiempo but did not disclose that it was pursuant to the share exchange agreement between related parties.  We have amended our disclosure under “Certain Relationships and Related Transactions” to include this information.

Comment

36.

Please disclose the consideration you received for the share issuances.

Response

We have added disclosure of the consideration for the share issuances under “Certain Relationships and Related Transactions”.

Rule 144, page 26

Comment

37.

Please tell us how you reached the conclusions in the first sentence.  Note Rule 144(c).

Response

The Company has revised the paragraph referenced by this comment under “Rule 144 Shares”. Since all of the company’s outstanding shares are held by affiliates, the 500,000 shares referred to can only be resold under Rule 144 if sold pursuant to subparagraph (e), which requires that such shares be sold into the market; currently, Sun World’s shares are not listed for trading on any exchange nor quoted on the OTC/BB. The Company has clarified these facts in the subject paragraph.

Compensation, page 26

Comment

38.

Please tell us how you determined the salary of $7585 for the fiscal year ended May 31, 2005 in the table on page 27.  We note the disclosure on page 20 that Mrs. Coonfer has a monthly salary of $1300.

Response

We have revised this disclosure to better describe Mrs. Coonfer’s draws under “Employees” and under “Compensation”.  Mrs. Coonfer does not have an actual salary and her draw varies monthly based on available cash.

Consolidated Balance Sheets, pages F-2 and F-9

Comment

39.

Please remove the “approved by the Directors” information located at the bottom of this statement.

Response

We have removed the “approved by Directors” information from pages F-2 and F-9.

Consolidated Balance Sheet, page F-9

Comment

40.

Disclose on the face of the balance sheet the amount of authorized, issued and outstanding shares of common stock and the related par value at each of the balance sheet dates.

Response

We have disclosed on the face of the balance sheet the amount of authorized, issued and outstanding shares of common stock and the par value at each of the balance sheet dates.

Consolidated

Comment

41.

Please revise your statements of cash flows to conform to SFAS 95.  For example, your cash flows from operating activities should start with net income and adjusted for non-cash items and then changes in assets and liabilities to arrive at total cash flows provided by (used in) operating activities.  It is unclear to us why inventory is included as a non-cash adjustment to net income.  Please revise or advise us.  This comment is also applicable to your interim financial statements.

Response

We have revised our statements of cash flows to conform to SFAS95 on both pages F-4 and F-11.

Note 2: Basis of Presentation, page F-14

Comment

42.

You state that the financial statements have been restated to give effect to the recapitalization due to the transaction with Tiempo de Mexico (Tiempo) which was treated as a reverse merger.  From our review of the Share Exchange Agreement and share ownership of Sun World Partners before and after the merger, it appears that the transaction between Sun World Partners and Tiempo was a merger of entities under common control.  In this regard, tell us why you believe it is an appropriate account for the share exchange as a reverse acquisition.  Alternatively, please revise this note and elsewhere to include that the method of accounting for the transfer of nets assets or exchange of equity interests was treated as a merger of entities under common control similar to a pooling of interests.  Also, specifically state that the periods presented have been restated to include the historical operations of Tiempo.  Refer to the guidance in EITF 02-05 and paragraphs D11-D18 of SFAS 141.

Response

We have reviewed the guidance and have amended our disclosure to reflect that this is a merger of entities under common control.  We have specifically stated the periods presented have been restated to include the historical operations of Tiempo.  You will find the revised disclosure on page F-16.

Indemnification of Directors and Officers, page 29

Comment

43.

Please clarify the last paragraph of this section.

Response

The Company has deleted the last paragraph of this section as it was not correct.

Other Expenses of Issuance and Distribution, page 29

Comment

44.

It appears that you have not planned to spend any money for compliance with state securities laws.  Please tell us how this offering will be conducted consistent with such laws.

Response

We had expected that the costs of compliance with state securities laws and the expenses related thereto would be covered under our costs of offering fees to be paid.  We have amended our disclosure to reflect that the costs of the offering will include the costs of compliance with state securities laws in “Item 4.  Use of Proceeds,” in the section “Expenditures” under Item 17 and in the section “Other Expenses of Issuance and Distribution”.

Recent Sales of Unregistered Securities, page 30

Comment

45.

Please provide the disclosure required by Item 701 of Regulation S-B concerning the issuance of the 500,000 shares.

Response

The 500,000 shares were issued on April 3, 2000, which was more than three years ago and therefore does not require disclosure under Item 701 of Regulation S-B.

Exhibits

Comment

46.

Please file as an exhibit the loan payable of $140,000.

Response

We have filed with this Amendment No. 1, the Loan Agreement as an exhibit.

Comment

47.

Please file the lease agreement as an exhibit.

Response

We have filed with this Amendment No. 1, the Lease Agreement as an exhibit.

Comment

48.

Please file the consents of your auditors and your counsel to being named in the registration statement.

Response

We have filed with this Amendment No. 1, the Auditors’ Consents and our

Counsel’s Consent as exhibits.

Exhibit 5

Comment

49.

Please file an opinion that includes the date of issuance.

Response

A legal opinion that includes a date thereon has been filed with this Amendment No. 1.

Comment

50.

Please file an opinion that addresses not only whether the shares are legally issued but also whether they are fully paid and non-assessable.

Response

Amendment No. 1 includes a revised opinion that states that the shares are (or will be) fully paid and non-assessable.

Comment

51.

Please tell us why counsel’s opinion is based on the effectiveness of the registration statement given that Regulation S-B Item 601(b) (5) does not seek an opinion regarding matters of U.S. federal securities laws.

Response

Amendment No. 1 includes as an Exhibit a revised legal opinion that complies with Regulation S-B Item 601(b)(5).

Undertakings

Comment

52.

Please update this section to include the required undertakings as revised effective December 1, 2005.

Response

The Company has updated this section to include the required undertakings effective December 1, 2005.

Signatures

Comment

53.

Your principal executive officer, principal financial officer, and controller or principal accounting officer should sign those capacities below the second paragraph of text required on the signature page.

Response

The enclosed Amendment No. 1 has been signed in accordance with this comment.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.